Exhibit 99.1

Enerplus to Report Fourth Quarter and Full-Year 2017 Results February 23

CALGARY, Jan. 12, 2018 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) will be releasing operating and financial results for the fourth quarter and full-year 2017 prior to market open on Friday, February 23, 2018. A conference call will be hosted by Mr. Ian C. Dundas at 9:00 AM MT (11:00 AM EST) to discuss these results. Details of the conference call are as follows:

Fourth Quarter and Full-Year 2017 Results Live Conference Call

Date:	Friday, February 23, 2018
Time:	9 AM MT (11:00 AM EST)
Dial-In:	647-427-7450
1-888-231-8191 (toll free)
Audiocast:	http://event.on24.com/r.htm?e=1581105&s=1&k=682A07EC39874D5C3643C2C61153B241

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Dial-In:	416-849-0833
1-855-859-2056 (toll free)
Passcode:	9697133

Electronic copies of our financial statements, news releases, investor presentations and other information are available on our website at www.enerplus.com. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

About Enerplus
Enerplus Corporation is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States committed to creating value for its shareholders through a disciplined capital investment strategy.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/January2018/12/c5559.html

%CIK: 0001126874

For further information: ENERPLUS CORPORATION, The Dome Tower, Suite 3000, 333 - 7th Avenue SW, Calgary, Alberta, T2P 2Z1, T. 403-298-2200, F. 403-298-2211, www.enerplus.com

CO: Enerplus Corporation

CNW 06:00e 12-JAN-18